UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ) (1)

                         CHAMPION FINANCIAL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                                    15850C201
                                 (CUSIP Number)


                              Mr. Paul F. Caliendo
          CHAMPION FINANCIAL CORPORATION, 9495 EAST SAN SALVADOR DRIVE,
                    SCOTTSDALE, ARIZONA 85258 (602) 614-4270
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 13, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                  SCHEDULE 13D

CUSIP NO. 15850C201

1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Risk Resolution Group.
        EIN:

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[x]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS
        OO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Maryland, USA
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                         7  SOLE VOTING POWER
        Number of                    -0-
         shares          -------------------------------------------------------
      beneficially       8  SHARED VOTING POWER
        owned by                     -0-
     each reporting      -------------------------------------------------------
       person with       9  SOLE DISPOSITIVE POWER
                                  1,500,000
                         -------------------------------------------------------
                         10 SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,500,000

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     27.7%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                       PN
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                                                                     Page 2 of 5

        The title and class of equity securities to which this statement relates is the Common Stock $.001 par value of Champion Financial Corporation, whose principal executive officers are Paul F. Caliendo and Stephen J. Carder. The principal executive offices are located at 9495 East San Salvador Drive, Scottsdale, Arizona 85258.

Item 2.  Identity and Background

        The parties on whose behalf this statement is filed are Risk Resolution Group, a Maryland general partnership, and InfoPlan, Inc., a Delaware corporation. Risk Resolution Group's principal business is investing and investment management and operates from 19 Hillsyde Court, Cockeysville, Maryland 21030. InfoPlan, Inc., whose principal business is management consulting, maintains its principal office at and conducts its principal business from 19 Hillsyde Court, Cockeysville, Maryland 21030.

         Neither of the reporting parties have been convicted in any criminal proceeding in the last 5 years. Neither of the reporting parties have, in the last 5 years, been party to a civil proceeding or judicial or administrative proceeding and as a result of such proceeding have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

        The reporting parties, who were the controlling stockholders of MPLC, Inc., acquired their shares of the Registrant in exchange for their shares of MPLC, Inc., pursuant to an Exchange Agreement consummated on December 13, 1996.

Item 4.  Purpose of the Transaction

         The transaction was the acquisition of one hundred percent of the capital stock of MPLC, Inc. by the Registrant. Pursuant to the Exchange Agreement, the Registrant acquired all of the right, title, and interest in and to the Acquisition Agreement between MPLC, Inc., the stockholders of MPLC, Inc., Winifred S. Hayes, Inc. DBA HAYES, Incorporated, and the stockholders of Winifred S. Hayes, Inc.

        The reporting parties have no immediate plans to acquire any additional shares of the Registrant, but intend to sell or trade some or all of their shares of the Registrant in order to facilitate their and the Registrant's acquisition of other businesses. There has been no other material change in the present capitalization or dividend policy of the Registrant. Because Marcy Engelbrecht, who was controlling stockholder of the Registrant before the transaction, is a 50% partner in Risk Resolution Group, who acquired 1,500,000 shares of the Registrant, this transaction did not change control of the Registrant. There have, to date, been no changes in the Registrant's charter or bylaws in connection with the transaction that would impede the acquisition or control of the Registrant by any person.

Item 5.  Interest in Securities of the Issuer

        The reporting parties own the following shares and percentages of the Common Stock of the registrant (percentages are based on the latest information available as of the filing date of this statement):

                   Reporting Party           Shares     Percentage
                   ---------------           ------     ----------

                   Risk Resolution Group   1,500,000      27.68%
                   InfoPlan, Inc.            400,800       7.40%

        Risk Resolution Group disclaims beneficial ownership of any of the 400,800 shares held by InfoPlan, Inc. and InfoPlan, Inc. disclaims beneficial ownership of any of the 1,500,000 shares held by Risk Resolution Group. InfoPlan, Inc. has the sole power to vote or dispose of the 400,800 shares held by them. Pursuant to an Irrevocable Proxy executed on January 8, 1997, Risk Resolution Group has granted voting control of its shares of stock jointly to Mr. Paul Caliendo and Mr. Stephen J. Carder, the present Chairman, President, and Chief Executive Officer and Executive Vice President and Chief Financial Officer, respectively, of the Registrant. Risk Resolution Group has the sole power to dispose of the 1,500,000 shares held by them.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Registrant

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting parties with respect to their securities of the Registrant except that:
         (i.) one of the Registrant's  directors,  Marcy  Engelbrecht,  is a 50%
              partner in Risk Resolution Group.
         (ii.)one of the Registrant's  directors,  Marcy  Engelbrecht,  is a 50%
              stockholder in InfoPlan, Inc.
         (iii.) all of the shares of stock acquired by InfoPlan, Inc. in the reported transaction have been subscribed by outside investors, none of whom are expected to acquire a 5% or greater interest in the Registrant as a result.
         (iv.)during March, 1997, Risk Resolution Group sold 250,000 shares of its securities in the Registrant to accredited outside investors and transferred 1,000,000 shares to InfoPlan Partners, LLC, in exchange for 1,000 units of the newly formed limited liability company.

Item 7.  Material to Be Filed as Exhibits

        A copy of the Exchange Agreement dated December 13, 1996, pursuant to which Risk Resolution Group and InfoPlan, Inc. acquired their shares is filed herewith. Note that subsequent to the signing of the Exchange Agreement and prior to the issuance of stock, Risk Resolution Group and InfoPlan, Inc. agreed that 40,000 of the shares, according to the Exchange Agreement, to be issued to Risk Resolution would be issued to InfoPlan, Inc. instead.

Signature

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

------------------------               -----------------------------------------
        Date                                      Risk Resolution Group
                                            Marcy Engelbrecht, General Partner


-------------------------              -----------------------------------------
        Date                                          InfoPlan, Inc.
                                             Zirk Engelbrecht, President


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                               EXCHANGE AGREEMENT


         AGREEMENT, dated as of December 13, 1996, between Champion Financial Corporation, a Utah corporation (the "Company"), and each of the parties whose names appear on Schedule A attached hereto and made a part hereof ("Schedule A") (hereinafter referred to individually as a "Stockholder" and collectively as the "Stockholders").

                                   WITNESSETH:

         WHEREAS, as of the date hereof, each Stockholder owns shares of common stock of MPLC, Inc., a Maryland corporation ("MPLC"); and

         WHEREAS, each Stockholder has agreed to exchange all of its shares of common stock of MPLC, the number of which is set forth next to such Stockholder's name on Schedule A (the "Exchanged Stock"), for the number of shares of common stock of the Company set forth next to such Stockholder's name on Schedule A (the "Shares");

         WHEREAS, as part of the consideration for the Shares and in addition to the Exchanged Stock, each Stockholder has agreed to assign its right, title and interest (the "Rights") in and to that certain Acquisition Agreement dated as of August 30, 1996 by and among the Company, Dr. Winifred S. Hayes and Robert E. Hayes, Jr., MPLC, InfoPlan, Inc., Gary Bryant, Dr. Lawrence G. Miller and Risk Resolution Group pursuant to which the Company will acquire between 26% and 75% of the outstanding stock of HAYES, Incorporated.

         NOW, THEREFORE, in consideration of the premises and the mutual representations and covenants herein contained and for other good and valuable consideration, the parties hereto agree as follows:

         1. Subject to the terms and conditions hereof, the Company hereby agrees to issue to each Stockholder and each Stockholder hereby agrees to accept, in exchange for all of such Stockholder's Exchanged Stock and the Rights, the number of Shares set forth next to such Stockholder's name on Schedule A.

         2. Upon execution and delivery of this Agreement: (a) each Stockholder shall deliver to the company the certificate(s) representing all of such Stockholder's Exchanged Stock with such stock powers and powers of attorney as shall be necessary to transfer such shares of Exchanged Stock duly executed in blank; and (b) the Company shall deliver to each Stockholder a certificate representing the number of Shares set forth opposite such Stockholder's name on Schedule A.

3.       Each Stockholder represents and warrants to the Company as follows:

         (a) Each Stockholder will be, immediately prior to the events referred to in Paragraph 2 of this Agreement, the sole owner of such Stockholder's shares of Exchanged Stock free and clear of any liens, claims, security interests, and encumbrances of any kind or nature whatsoever and will have a complete power to transfer and deliver the Exchanged Stock to the Company, as contemplated in Paragraph 2 of this Agreement, free and clear of all liens, claims, security interests, and encumbrances.

         (b) The execution, delivery and performance by each Stockholder of this Agreement are within the powers of the Stockholder, have been duly authorized and will not constitute or result in a breach or default under, violation of, or conflict with, any law, statute, rule, regulation, ordinance, order, judgment, injunction, decree, or other restriction, or any contract, agreement, lease, mortgage, deed of trust, instrument, permit or other undertaking, to which the Stockholder is a party or by which the Stockholder is bound, and, in respect of Risk Resolution Group and InfoPlan, Inc., will not violate any provisions of their articles of incorporation, by-laws or similar instruments. The signature of each Stockholder on this Agreement is genuine, and the signatory has legal competence and capacity to execute the same, and in respect of Risk Resolution Group and InfoPlan, Inc., the signatory has been duly authorized to execute the same, and this Agreement constitutes a legal, valid and binding obligation of the Stockholder, enforceable in accordance with its terms.

         (c) Each Stockholder or such Stockholder's representative has had full and complete access to the officers and directors of the Company and to such business, financial, or other information concerning the Company which such Stockholder or such Stockholder's representative deemed necessary or appropriate to make a determination to enter into this Agreement and to effect the exchange of stock as contemplated by this Agreement (the "Exchange").

         (d) Each Stockholder represents that, except as set forth in this Agreement, no representations or warranties have been made to the Stockholder by the Company or any agent, employee or affiliate of the Company and in effecting the Exchange, the Stockholder is not relying on any information, other than that contained in this Agreement and the results of an independent investigation by the Stockholder.

         (e) Each Stockholder or such Stockholder's representative has such knowledge and experience in financial and business matters and is capable of utilizing the information that is available to the Stockholder or such Stockholder's representative concerning the Company to evaluate the merits and risks of an investment in the Company and the Stockholder is able to bear the economic risk of such investment.

         (f) Each Stockholder has been advised that the Shares being issued to such Stockholder hereunder have been registered under the Securities Act of 1933, as amended (the "Act"), nor has the Company agreed to so register any Shares, and, accordingly, such shares are restricted securities, as such term is used in the Act, and such Stockholder will not be able to sell or otherwise dispose of the Shares, unless they are subsequently registered under the Act or an exemption from registration thereunder is available.

         (g) The shares acquired by each Stockholder hereunder are being acquired for the Stockholder's sole benefit and account, for purposes of investment only and with no present intent to sell or view to distribute the same.

         (h) Each Stockholder acknowledges that the Exchange may involve tax consequences. Each Stockholder acknowledges that it must retain its own professional advisors to evaluate the tax and other consequences of the Exchange.

4.       The Company represents and warrants to each Stockholder as follows:

         (a) It is a corporation duly organized, validly existing, and in good standing under the laws of the State of [Delware].

         (b) The Company has the corporate power and has taken all necessary corporate action to execute, deliver and perform this Agreement and enable it to issue the Shares. The Shares to be issued by the Company hereunder will be duly authorized and, upon issuance to each Stockholder pursuant to this Agreement , are duly and validly issued and outstanding, fully paid, and non-assessable.

         (c) The execution, delivery and performance by the Company of this Agreement will not constitute or result in a breach or default under, violation of, or conflict with, its Certificate of Incorporation or By-laws or any contract, agreement, lease, mortgage, deed of trust, instrument, or permit to which it is a party or by which it is bound, or any law, statute, rule,
regulation,   ordinance,   order,   judgment,   injunction,   decree,  or  other
restriction.

         5. The representations and warranties given by each Stockholder and the Company as set forth in Paragraph 3 and 4 hereof shall survive the execution hereof and the consummation of the transactions contemplated hereby.

         6. Each Stockholder covenants to the Company that such Stockholder shall not sell, transfer, or otherwise dispose of any of the Shares issued to such Stockholder hereunder (i) without registration thereof under the Act (unless, in the opinion of counsel to the Company, an exemption from such registration is available), or (ii) in violation of any law.

         7.       Each Stockholder consents:

         (a) that each certificate representing the Shares to be issued to such Stockholder hereunder will be impressed with a legend indicating that they are not registered under the Act and reciting that any transfer is restricted; and

         (b) that stop transfer instructions in respect of the Shares will be issued to any transfer agent, transfer clerk, or other agent, at any time acting for the Company.

         8. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and the provisions hereof may not be altered, amended, waived, terminated, or discharged in any way whatsoever except by subsequent written agreement executed by the party charged therewith. A waiver by any of the parties of any terms or conditions of this Agreement, or of any other term or condition hereof, or of any subsequent breach hereof.

         9. The parties hereto, will, upon the reasonable request of another party, execute and deliver any additional documents necessary or desirable to complete the transactions described herein.

         10. Subject to any restrictions on transfer, this Agreement shall inure to the benefit of the parties hereto and their successors and assigns.

         11. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         12. Notwithstanding the requirements set forth in Paragraph 2 of this Agreement, this Agreement shall be effective as of the date hereof and the books and records of the Company shall reflect these transactions as of this date.

         13. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written.

                                        CHAMPION FINANCIAL CORPORATION

                                        By:
                                           -------------------------------------
                                             Name:    Marcy Hallock Engelbrecht
                                             Title:   President

                                        STOCKHOLDERS:

                                        RISK RESOLUTION GROUP

                                        By:
                                           -------------------------------------
                                             Name:    Marcy Hallock Engelbrecht
                                             Title:   President

                                        INFOPLAN, INC.

                                        By:
                                           -------------------------------------
                                             Name:    Zirk Engelbrecht
                                             Title:   President

                                        ----------------------------------------
                                        Gary Bryant



                                        ----------------------------------------
                                        Dr. Lawrence G. Miller

                                   Schedule A



                                     Number of Shares        Number of Shares
                                          of MPLC             of the Company
                                     Owned Before the        to be Issued in
Stockholders                          Stock Exchange          Stock Exchange
------------                          --------------          --------------

Risk Resolution Group                       700                  1,540,000

InfoPlan, Inc                               164                    360,800

Gary Bryant                                  68                    149,600

Dr. Lawrence G. Miller                       68                    149,600

Total                                     1,000                  2,200,000
=====                                     =====                  =========